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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning & Napier Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport	NY	14450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle O'Brien — (585) 325-6880 ext. 8792
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1200 Bausch & Lomb Place	Rochester	NY	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMD

OATH OR AFFIRMATION

I, Michelle O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michelle O'Brien
Signature

Treasurer
Title

Sandra Lee Mistretta
Notary Public

SANDRA LEE MISTRETTA
Notary Public, State of New York
Qualified in Monroe County
No. 01MI6004598
My Commission Expires 5/23/22

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Page

Report of Independent Registered Public Accounting Firm 3

Financial Statements as of and for the Year Ended December 31, 2018

Statement of Financial Condition 5

Statement of Operations 6

Statement of Changes in Shareholder's Equity 7

Statement of Cash Flows 8

Notes to Financial Statements 9

Supplemental Schedule as of December 31, 2018

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 15

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
Manning & Napier Investor Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Manning & Napier Investor Services, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in shareholder's equity, and statement of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the

Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Rochester, NY
February 28, 2019

We have served as the Company's auditor since 2007.

Manning & Napier Investor Services, Inc.
Statement of Financial Condition
December 31, 2018

		(in thousands, except share data)
Assets		
Cash and cash equivalents	$	948
12b-1 fees receivable		592
Receivable from affiliate		50
Prepaid expenses and other assets		134
Deferred tax assets		47
Total assets	$	1,771
Liabilities		
12b-1 fees payable	$	567
Payable to affiliates		176
Accounts payable and accrued liabilities		93
Total liabilities		836
Shareholder's Equity		
Common stock, $0.01 par value - 10,000,000 shares authorized with 7,789,372 issued and outstanding	$	78
Additional paid-in capital		876
Retained deficit		(19)
Total shareholder's equity		935
Total liabilities and shareholder's equity	$	1,771

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Operations
Year Ended December 31, 2018

Revenues		*(in thousands)*
12b-1 fee revenue	$	6,497
Administrative fees from affiliate		600
Gross dealer concession revenue		219
Total revenues		7,316
Expenses		
12b-1 fee expense		6,363
Registration fees		164
Administrative and distribution services - affiliate		818
General and administrative		114
Total expenses		7,459
Loss before benefit from income taxes		(143)
Benefit from income taxes		(42)
Net loss	$	(101)

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2018

(in thousands, except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance—December 31, 2017	7,789,372	$ 78	$ 876	$ 82	$ 1,036
Net Loss	—	—	—	(101)	(101)
Balance—December 31, 2018	7,789,372	$ 78	$ 876	$ (19)	$ 935

The accompanying notes are an integral part of these financial statements.

Manning & Napier Investor Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

		(in thousands)
Cash flows from operating activities:		
Net loss	$	(101)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Deferred income taxes		(47)
(Increase) decrease in operating assets and increase (decrease) in operating liabilities:		
12b-1 fees receivable		29
Receivable from affiliate		1
Prepaid expenses and other assets		19
12b-1 fees payable		55
Payable to affiliates		68
Accounts payable and accrued liabilities		1
Net cash provided by operating activities		25
Net increase in cash and cash equivalents		25
Cash and cash equivalents:		
Beginning of year		923
End of year	$	948
Supplemental disclosure:		
Cash paid during the period for taxes, net of refunds	$	9

The accompanying notes are an integral part of these financial statements.

1. The Company

Manning & Napier Investor Services, Inc. (the "Company") was incorporated in 1990 and is a wholly-owned subsidiary of Manning & Napier Group, LLC (the "Parent"). The Company is the distributor for the Manning & Napier Fund, Inc. (the "Fund"), registered investment companies under the Investment Company Act of 1940, as amended, which are managed by Manning & Napier Advisors, LLC (the "affiliate"), a registered investment advisor.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates or assumptions.

Cash and Cash Equivalents
The Company's policy is to consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents, and to classify such cash equivalents as Level 1 in accordance with the fair value hierarchy under U.S. GAAP. The Company's cash is held in an operating account at a major financial institution.

Prepaid Expenses and Other Assets
Prepaid expenses and other assets are comprised primarily of prepaid registration fees.

Fair Value Measurements
The Company's policy is to categorize any financial assets and liabilities carried at fair value in its statement of financial condition based upon the U.S. GAAP framework for measuring fair value. This hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The following three-tier fair value hierarchy prioritizes the inputs used in measuring fair value:

- Level 1—observable inputs such as quoted prices in active markets for identical securities;
- Level 2—other significant observable inputs (including but not limited to quoted prices for similar securities, interest rates, prepayment rates, credit risk, etc.); and
- Level 3—significant unobservable inputs (including our own assumptions in determining the fair value of investments).

Revenue
Distribution and servicing fees. The Company receives distribution and servicing fees for providing certain services for designated classes of the Fund's 12b-1 shares. The Company's performance obligation is a series of services that form part of a single performance obligation satisfied over time. These fees are computed daily based upon a percentage of net assets of the Fund, are remitted to the Company monthly, and are recognized as revenue in the period earned. (Note 4)

Administrative fees. The Company operates under a service agreement with the affiliate and earns revenue for serving as principal underwriter of the Fund and providing certain administrative and distribution services. The Company's performance obligation is a series of services that form part of a single performance obligation satisfied over time. Revenues for these services are remitted to the Company monthly, and are recognized as revenue in the period earned (Note 4).

Gross dealer concession revenue. The Company has an agreement with a non-affiliated broker-dealer to provide certain marketing assistance, whereby registered representatives of the Company may refer clients to registered representatives of the non-affiliated broker-dealer to purchase certain securities products. The Company's performance obligation is satisfied on the transaction date of such purchases. Revenue under this agreement is based on a percentage of gross dealer concessions charged by the non-affiliated broker-dealer with respect to each purchase, are remitted to the Company weekly, and are recognized as revenue in the period earned.

Revenue earned under this agreement totaled $0.2 million for the year ended December 31, 2018, and is recorded net of consideration payable to affiliated entities under an intercompany referral agreement (Note 4). There were no amounts due from the non-affiliated broker-dealer at December 31, 2018.

12b-1 Fee Expense
12b-1 fees represent distribution and servicing fees remitted to third party intermediaries for providing certain services for designated classes of the Fund's shares. Such fees are recognized in the period incurred.

Registration Fees
The Company pays registration fees to FINRA. By doing so, the Company is licensed to transact business as a limited-purpose broker dealer in various states. Additionally, the Company incurs expenses related to the registration of sales representatives of the affiliate.

Income Taxes
The Company records a tax provision for the anticipated tax consequences of the reported results of operations. The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance, if necessary, to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

3. Revenue

Adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606)

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective approach. Upon the adoption of Topic 606, there was no change in the timing of revenue recognition or to the presentation of revenue related costs. In addition, the adoption of Topic 606 had no impact to total revenue, distribution, servicing, and other operating costs, or net income. See Note 2 for the Company's revenue accounting policies.

4. Related Party Transactions

12b-1 fee revenue from mutual funds managed by the affiliate totaled approximately $6.5 million for the year ended December 31, 2018. The related 12b-1 fees receivable was approximately $0.6 million at December 31, 2018 and is expected to be settled in the normal course of business.

The Company operates under an intercompany referral agreement with certain affiliated entities. Under this agreement, the Company facilitates payment of compensation for the referral of clients who purchase

products through a non-affiliated broker-dealer (Note 2). Amounts paid to affiliates under this agreement totaled approximately $0.2 million for the year ended December 31, 2018.

The Company operates under a service agreement with the affiliate. The affiliate is charged an administrative fee for the Company's broker-dealer services. During the year ended December 31, 2018, the annual administrative fee received was $0.6 million. Administrative fees due from the affiliate under this agreement were less than $0.1 million at December 31, 2018.

For the year ended December 31, 2018, the Company incurred expenses of approximately $0.8 million, from the affiliate for various administrative and distribution functions performed, including allocated payroll charges, office space used on the Company's behalf, and assistance with the Company's distribution efforts in support of the Fund.

5. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (the "net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company had net capital (as defined) of approximately $0.4 million at December 31, 2018 against minimum net capital requirements (as defined) of less than $0.1 million. The Company's aggregate indebtedness to net capital ratio was 2.17 to 1 at December 31, 2018.

6. Income Taxes

The Company is liable for or able to benefit from U.S. federal or state and local income taxes on its earnings and losses, respectively.

Components of the provision for income taxes consist of the following:

		(in thousands)
Current		
Federal	$	—
State & Local		5
Current tax expense		5
Deferred		
Federal		(31)
State & Local		(16)
Deferred tax benefit		(47)
Benefit from income taxes	$	(42)

The differences between income taxes computed using the U.S. federal income tax rate of 21% and the provision for income taxes were as follows:

		(in thousands)
Amount computed using the statutory rate	$	(30)
Reduction in taxes resulting from:		
State and local taxes, including settlements and adjustments, net of federal benefit		(12)
Benefit from income taxes	$	(42)

Deferred Tax Assets and Liabilities
Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. As of December 31, 2018 the Company had a net deferred tax asset of approximately $47 thousand which is comprised of net operating loss carry forwards. As of December 31, 2018, the Company had $31 thousand of net operating losses available to offset future taxable income for federal income tax purposes that may be carried forward indefinitely, and $16 thousand for state income tax purposes that will expire through 2038 if not utilized.

The Company's current federal income tax liability is determined as if the Company filed on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. State income taxes are accrued on a separate company return basis with the exception of states that are filed in a combined group. The Company's state tax liabilities associated with combined filing states are calculated using each state's allocation method for determining separate company liabilities. A net current tax payable of approximately $16 thousand is included in the accompanying statement of financial condition as of December 31, 2018.

The Company assessed the recoverability of the deferred tax assets and believes it is more likely than not that the assets will be fully utilized. The Company has not recorded a valuation allowance as of December 31, 2018.

Accounting for Uncertainty in Income Taxes
The Company's policy regarding interest and penalties related to uncertain tax positions is to recognize such items as a component of the provision for income taxes. At December 31, 2018, the Company's liability for income taxes associated with unrecognized tax benefits was approximately $16 thousand. During 2018, the liability was increased by approximately $1 thousand, primarily consisting of additional interest and penalties on the uncertain tax position liability.

The Company does not expect that changes in the liability for unrecognized tax benefits during the next twelve months will have a significant impact on its financial position or results of operations. The Company's U.S. Federal and state tax matters for the years 2015 through 2017 remain subject to examination by the respective tax authorities.

7. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of December 31, 2018, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

8. Subsequent Events

Subsequent events have been evaluated through February 28, 2019, the date these financial statements were available to be issued, and it was determined that no subsequent events had occurred that would require change or additional disclosures.

SUPPLEMENTAL SCHEDULE

Manning & Napier Investor Services, Inc
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2018

		(in thousands)
Total shareholder's equity	$	935
Nonallowable assets		
12b-1 fees receivable		(318)
Receivables from affiliates		(50)
Prepaid and other assets		(181)
Net capital before haircuts	$	386
Haircuts		—
Net capital		386
Aggregate indebtedness		
12b-1 fees payable	$	567
Payable to affiliates		176
Accounts payable and accrued expenses		93
Total aggregate indebtedness	$	836
Minimum capital required (The greater of 6-2/3% of aggregate indebtedness or $25)	$	56
Capital in excess of minimum requirement	$	330
Ratio of aggregate indebtedness to net capital		2.17

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part IIA of Form X-17A-5 filing as of the same date.

Exemption Under SEC Rule 15c3-3 Has Been Claimed
No computation of the reserve requirement is made as the Company claims exemption under the provisions of Rule 15c3-3 Section (k)(2)(i), as the Company is a Limited Purpose Broker-Dealer whose activities are limited to investment company shares and direct participation program.

pwc

Report of Independent Accountants

To the Board of Directors of
Manning & Napier Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Manning & Napier Investor Services, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2018, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries. No payments were made in 2018 as an overpayment was carried forward from the prior years.
2. Compared the Total Revenue amount reported on page 5, line 9 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $7,316,834 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. No additions identified within item 2b.
    b. Compared deductions on line 2c.(1), revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products, of $7,077,856 to supporting schedules and working papers provided by Michelle O'Brien, Treasurer, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PricewaterhouseCoopers LLP, 1200 Bausch & Lomb Place, Rochester, NY 14604-2705
T: (585) 232 4000, F: (585) 454 65940, www.pwc.com/us

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $238,978 and $358.47, respectively of the Form SIPC-7, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period ended December 31, 2017 as amended by the SIPC reviewer on April 3, 2018, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Board of Directors of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Rochester, NY
February 28, 2019